SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           Third Amended and Restated
                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                              Carnival Corporation
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                   143658 10 2
                                 (CUSIP Number)

                               Arnaldo Perez, Esq.
                                 General Counsel
                              Carnival Corporation
                              3655 N.W. 87th Avenue
                            Miami, Florida 33178-2428
                                 (305) 599-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 14, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            ESTATE OF TED ARISON

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Israel

Number of         7)    Sole Voting Power: 111,386,032
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power: 111,386,032
ing Person
With              10)   Shared Dispositive Power: -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            111,386,032

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 18.1%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power: 3,653,168
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power: 3,653,168
ing Person
With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            3,653,168

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 0.6%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            TAMMS MANAGEMENT CORPORATION

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power: 3,653,168
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power: 365,316
ing Person
With              10)   Shared Dispositive Power: 3,287,852

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            3,653,168

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 0.6%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE CONTINUED TRUST FOR MICKY ARISON

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power: 1,959,010
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power: 1,959,010
ing Person
With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,959,010

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 0.3%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE MICKY ARISON 1997 HOLDINGS TRUST

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power: 4,622,708
Owned by
Each Report-      9)    Sole Dispositive Power: 4,622,708
ing Person
With              10)   Shared Dispositive Power: -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            4,622,708

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 0.8%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            MA 1997 HOLDINGS, L.P.

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power: 4,622,708
Owned by
Each Report-      9)    Sole Dispositive Power: 4,622,708
ing Person
With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            4,622,708

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 0.8%

      14)   Type of Reporting Person (See Instructions):  PN

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            MA 1997 HOLDINGS, INC.

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power: 4,622,708
Owned by
Each Report-      9)    Sole Dispositive Power: 4,622,708
ing Person
With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            4,622,708

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 0.8%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE MICKY ARISON 1994 "B" TRUST

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power: 108,114,284
Shares Bene-
ficially          8)    Shared Voting Power: -0-
Owned by
Each Report-      9)    Sole Dispositive Power:  108,114,284
ing Person
With              10)   Shared Dispositive Power: -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            108,114,284

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 17.6%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            MA 1994 B SHARES, L.P.

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  108,114,284
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power:  108,114,284
ing Person
With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            108,114,284

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 17.6%

      14)   Type of Reporting Person (See Instructions): PN

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            MA 1994 B SHARES, INC.

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  108,114,284
Shares Bene-
ficially          8)    Shared Voting Power: -0-
Owned by
Each Report-      9)    Sole Dispositive Power:  108,114,284
ing Person
With              10)   Shared Dispositive Power: -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            108,114,284

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 17.6%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            MICKY ARISON

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  United States

Number of         7)    Sole Voting Power: 110,138,284
Shares Bene-
ficially          8)    Shared Voting Power: 4,622,708
Owned by
Each Report-      9)    Sole Dispositive Power: 110,198,284
ing Person
With              10)   Shared Dispositive Power: -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            114,760,992

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

      13)   Percent of Class Represented by Amount in Row (11): 18.7%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE CONTINUED TRUST FOR MICHAEL ARISON

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power: 4,000,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power: 4,000,000
ing Person
With              10)   Shared Dispositive Power: 759,010

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            4,759,010

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 0.8%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE SHARI ARISON IRREVOCABLE GUERNSEY TRUST

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Guernsey, Channel Islands

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power:  -0-
ing Person
With              10)   Shared Dispositive Power: 7,102,708

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            7,102,708

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 1.2%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE CONTINUED TRUST FOR SHARI ARISON DORSMAN

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power: 4,000,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power: 4,000,000
ing Person
With              10)   Shared Dispositive Power: 759,010

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            4,759,010

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 0.8%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI NO. 1

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):   Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Jersey, Channel Islands

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power:  -0-
ing Person
With              10)   Shared Dispositive Power: 30,085,716

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            30,085,716

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 4.9%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            SHARI ARISON

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  United States and Israel

Number of         7)    Sole Voting Power: 6,000,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power:  -0-
ing Person
With              10)   Shared Dispositive Power: 6,000,000

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            6,000,000

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 1.0%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            THE MARILYN B. ARISON IRREVOCABLE DELAWARE TRUST

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power: 2,400,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power: 2,400,000
ing Person
With              10)   Shared Dispositive Power: 1,000,000

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            3,400,000

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 0.6%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            MBA I, LLC

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power: 2,400,000
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power: 2,400,000
ing Person
With              10)   Shared Dispositive Power: 1,000,000

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            3,400,000

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 0.6%

      14)   Type of Reporting Person (See Instructions):  OO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            MARILYN B. ARISON

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  United States and Israel

Number of         7)    Sole Voting Power: 1,032,440
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power: 1,032,440
ing Person
With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,032,440

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

      13)   Percent of Class Represented by Amount in Row (11): 0.2%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            A.H.W. LIMITED

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Guernsey, Channel Islands

Number of         7)    Sole Voting Power:    -0-
Shares Bene-
ficially          8)    Shared Voting Power:  -0-
Owned by
Each Report-      9)    Sole Dispositive Power:  -0-
ing Person
With              10)   Shared Dispositive Power:  7,102,708

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            7,102,708

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 1.2%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            TAF MANAGEMENT COMPANY

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Delaware

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power: 14,877,028
Owned by
Each Report-      9)    Sole Dispositive Power:  -0-
ing Person
With              10)   Shared Dispositive Power: 14,877,028

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            14,877,028

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 2.4%

      14)   Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
      A. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            KENTISH LIMITED

      B.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [X]

      C.    SEC Use Only


      D.    Source of Funds (See Instructions):  Not Applicable

      E. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      F.    Citizenship or Place of Organization:  Isle of Man, United Kingdom

Number of         G.    Sole Voting Power: 30,085,716
Shares Bene-
ficially          H.    Shared Voting Power:  -0-
Owned by
Each Report-      I.    Sole Dispositive Power:  -0-
ing Person
With              J.    Shared Dispositive Power: 30,085,716

      K.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            30,085,716

      L. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      M.    Percent of Class Represented by Amount in Row (11): 4.9%

      N.    Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            ANDREW H. WEINSTEIN

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ ]
            (b)   [X]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):  Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  United States

Number of         7)    Sole Voting Power: 30,085,716
Shares Bene-
ficially          8)    Shared Voting Power: 126,263,060
Owned by
Each Report-      9)    Sole Dispositive Power:  -0-
ing Person
With              10)   Shared Dispositive Power: 52,065,452

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            163,451,484

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 26.6%

      14)   Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            BOAZ NAHIR

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [ ]

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):   Not Applicable

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      6)    Citizenship or Place of Organization:  Israel

Number of         7)    Sole Voting Power:  -0-
Shares Bene-
ficially          8)    Shared Voting Power: 111,386,032
Owned by
Each Report-      9)    Sole Dispositive Power:  -0-
ing Person
With              10)   Shared Dispositive Power:  -0-

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            111,386,032

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11): 18.1%

      14)   Type of Reporting Person (See Instructions):   IN

CUSIP No. 143658 10 2
      A. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            JMD DELAWARE, INC.

      B.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [X]

      C.    SEC Use Only


      D.    Source of Funds (See Instructions):  Not Applicable

      E. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      F.    Citizenship or Place of Organization:  Delaware

Number of         G.    Sole Voting Power:  -0-
Shares Bene-
ficially          H.    Shared Voting Power: 4,622,708
Owned by
Each Report-      I.    Sole Dispositive Power: 4,622,708
ing Person
With              J.    Shared Dispositive Power: -0-

      K.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            4,622,708

      L. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      M.    Percent of Class Represented by Amount in Row (11): 0.8%

      N.    Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
      A. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
            JAMES M. DUBIN

      B.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [X]

      C.    SEC Use Only


      D.    Source of Funds (See Instructions):  Not Applicable

      E. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      F.    Citizenship or Place of Organization:  United States

Number of         G.    Sole Voting Power:  -0-
Shares Bene-
ficially          H.    Shared Voting Power: 4,622,708
Owned by
Each Report-      I.    Sole Dispositive Power: 4,622,708
ing Person
With              J.    Shared Dispositive Power: -0-

      K.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            4,622,708

      L. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      M.    Percent of Class Represented by Amount in Row (11): 0.8%

      N.    Type of Reporting Person (See Instructions):  IN

             The joint statement on Schedule 13D, dated December 18, 1987, as amended and restated on October 19, 1993 and June 4, 1996, as further amended by Amendment No. 1, dated December 6, 1996, as further amended by Amendment No. 2, dated February 3, 1997, as further amended by Amendment No. 3, dated August 5, 1997, and as further amended by Amendment No. 4, dated March 2, 1998, of the Estate of Ted Arison, TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Continued Trust for Micky Arison, the Micky Arison 1997 Holdings Trust, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., the Micky Arison 1994 "B" Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, the Continued Trust for Michael Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust for Shari Arison Dorsman, the Ted Arison 1994 Irrevocable Trust for Shari No. 1, Shari Arison, the Marilyn B. Arison Irrevocable Delaware Trust, MBA I, LLC, Marilyn B. Arison, A.H.W. Limited, TAF Management Company, Kentish Limited, Andrew H. Weinstein, Boaz Nahir, JMD Delaware, Inc. and James M. Dubin is hereby amended and restated in its entirety as follows:

1.    Security and Issuer

             This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Carnival Corporation, a Panamanian corporation (the "Issuer"). The Issuer maintains its principal executive offices at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428.

2.    Identity and Background

             (a) This statement is filed by: (i) the Estate of Ted Arison; (ii) TAMMS Investment Company, Limited Partnership ("TAMMS L.P."); (iii) TAMMS Management Corporation ("TAMMS Corp."); (iv) the Continued Trust for Micky Arison (the "Micky Arison Continued Trust"); (v) the Micky Arison 1997 Holdings Trust ("Micky Arison 1997 Trust"); (vi) MA 1997 Holdings, L.P. ("MA 1997, L.P."); (vii) MA 1997 Holdings, Inc. ("MA 1997, Inc."); (viii) the Micky Arison 1994 "B" Trust (the "B Trust"); (ix) MA 1994 B Shares, L.P. ("B Shares, L.P.");
(x) MA 1994 B Shares, Inc. ("B Shares, Inc."); (xi) Micky Arison; (xii) the Continued Trust for Michael Arison (the "Michael Arison Continued Trust");
(xiii) the Shari Arison Irrevocable Guernsey Trust (the "Shari Arison Guernsey Trust"); (xiv) the Continued Trust for Shari Arison Dorsman (the "Shari Arison Continued Trust"); (xv) the Ted Arison 1994 Irrevocable Trust for Shari No. 1, a Jersey trust (the "Shari Arison Trust No. 1"); (xvi) Shari Arison; (xvii) the Marilyn B. Arison Irrevocable Delaware Trust (the "Marilyn Arison Delaware Trust"); (xviii) MBA I, LLC ("MBA"); (xix) Marilyn B. Arison; (xx) A.H.W. Limited ("A.H.W. Limited"); (xxi) TAF Management Company ("TAF Management");
(xxii) Kentish Limited ("Kentish"); (xxiii) Andrew H. Weinstein; (xxiv) Boaz Nahir; (xxv) JMD Delaware, Inc. ("JMD Delaware"); and (xxvi) James M. Dubin (such entities and persons being sometimes hereinafter referred to as the "Reporting Persons").

             Micky Arison is the Chairman, Chief Executive Officer and a Director of the Issuer, President and Treasurer of TAMMS Corp. and beneficiary of the Micky Arison Continued Trust, the Micky Arison 1997 Trust and the B Trust. Shari Arison is a Director of the Issuer and the beneficiary of the Shari Arison Guernsey Trust, the Shari Arison Continued Trust and the Shari Arison Trust No. 1. Marilyn Arison is the beneficiary of the Marilyn Arison Delaware Trust. Micky Arison and Shari Arison are the children of Ted Arison. Marilyn Arison is the widow of Ted Arison. Andrew H. Weinstein is one of two temporary administrators of the Estate of Ted Arison and the sole shareholder and officer of (i) TAF Management, the trustee of the Michael Arison Continued Trust, the Shari Arison Continued Trust, the Micky Arison Continued Trust, and the Marilyn Arison Delaware Trust, (ii) A.H.W. Limited, the trustee of the Shari Arison Guernsey Trust, and (iii) Kentish, the protector of the Shari Arison Trust No.
1. Boaz Nahir is the other temporary administrator of the Estate of Ted Arison. James M. Dubin is a sole shareholder and officer of JMD Delaware, the corporate trustee of the Micky Arison 1997 Trust and the B Trust.

             (b) and (c)(i) The Estate of Ted Arison has two temporary administrators, which were named as such on October 14, 1999. Such temporary administrators are Andrew H. Weinstein and Boaz Nahir. Mr. Weinstein is a partner at the law firm of Holland & Knight LLP, and his business address is Holland & Knight LLP, 701 Brickell Avenue, 30th Floor, Miami, FL 33131. Mr. Nahir is an attorney in Israel. His business address is I. Gornitzky & Co., 45 Rothschild Boulevard, Tel Aviv, 61291, Israel.

             (c)(ii) TAMMS L.P. is a Delaware limited partnership formed for the purpose of, among other things, investing in, owning, selling, acquiring, managing and exercising the voting rights associated with marketable securities, including securities issued by the Issuer. The principal business office of TAMMS L.P. is located at 1201 North Market Street, 18th Floor, Wilmington, Delaware 19899. The general partners and limited partners of TAMMS L.P. are as follows:

                  (1) TAMMS Corp., the Managing General Partner of TAMMS L.P., has approximately a 0.89% interest in the Common Stock held by TAMMS L.P.

                  (2) The Shari Arison Continued Trust, a Class A Limited Partner of TAMMS L.P., has approximately a 20.78% interest in the Common Stock held by TAMMS L.P.

                  (3) The Michael Arison Continued Trust, a Class A Limited Partner of TAMMS L.P., has approximately a 20.78% interest in the Common Stock held by TAMMS L.P.

                  (4) The Shari Arison Guernsey Trust, a Class A Limited Partner of TAMMS L.P., has approximately a 30.18% interest in the Common Stock held by TAMMS L.P.

                  (5) MBA, a Class A Limited Partner of TAMMS L.P., has approximately a 27.37% interest in the Common Stock held by TAMMS L.P.

             (c)(iii) TAMMS Corp. is a Delaware corporation, the principal business of which is acting as Managing General Partner of TAMMS L.P. Its business address is c/o Pacheco Coto, P.O. Box 6610-1000, San Jose, Costa Rica. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of TAMMS Corp. are as follows:

                                Residence or          Principal Occupation
         Name                 Business Address           or Employment
         ----                 ----------------           -------------
Marilyn B. Arison      Marcaz Golda Center, 23 Shaul  Investor
                       Hamelech Boulevard
                       Tel-Aviv 64367
                       Israel
Micky Arison           3655 N.W. 87th Avenue          Chairman of the
                       Miami, FL  33178-2428          Board and Chief
                                                      Executive Officer of
                                                      the Issuer
Johannes R. Kramer     Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        Morris, Nichols,
                       1201 N. Market Street          Arsht & Tunnell
                       Wilmington, DE  19899          ("MNA&T")
Walter C. Tuthill      Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899
Denison H. Hatch, Jr.  Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899
Arnaldo Perez          3655 N.W. 87th Avenue          Vice President,
                       Miami, FL  33178-2428          Secretary and General
                                                      Counsel of the Issuer
Henry Eckstein         Properties of Hamilton, Inc.   Real Property
                       555 N.E. 34th Street           Manager and Advisor
                       Suite 201
                       Miami, FL  33137

             (c)(iv) The Micky Arison Continued Trust is a Delaware trust established for the benefit of Micky Arison. The business address of the Micky Arison Continued Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Continued Trust for Micky Arison is TAF Management. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of TAF Management are set forth in Item 2(c)(xii).

             (c)(v) The Micky Arison 1997 Trust is a Delaware trust formed for the benefit of Micky Arison and his heirs. The business address of the Micky Arison 1997 Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Micky Arison 1997 Trust is JMD Delaware, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are as follows:

                                Residence or          Principal Occupation
         Name                 Business Address           or Employment
         ----                 ----------------           -------------
James M. Dubin         Paul, Weiss, Rifkind, Wharton  Attorney-at-Law at
                       & Garrison                     Paul, Weiss, Rifkind,
                       1285 Avenue of the Americas    Wharton & Garrison
                       New York, New York 10019
Jonathan R. Bell       Paul, Weiss, Rifkind, Wharton  Attorney-at-Law at
                       & Garrison                     Paul, Weiss, Rifkind,
                       1285 Avenue of the Americas    Wharton & Garrison
                       New York, New York 10019
Denison H. Hatch, Jr.  Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899
Johannes R. Krahmer    Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899
Walter C. Tuthill      Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899

             (c)(vi) MA 1997, L.P. is a Delaware limited partnership whose principal purpose is to hold and manage investments for the benefit of members of the Arison family. The business address of MA 1997, L.P. is 1201 North Market Street,

Wilmington, Delaware 19899-1347. The general partner of MA 1997, L.P. is MA 1997, Inc., a Delaware corporation which is wholly owned by the Micky Arison 1997 Trust. The sole limited partner of MA 1997, L.P. is the Micky Arison 1997 Trust. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of MA 1997, Inc. are as follows:

                                Residence or          Principal Occupation
         Name                 Business Address           or Employment
         ----                 ----------------           -------------
James M. Dubin         Paul, Weiss, Rifkind, Wharton  Attorney-at-Law at
                       & Garrison                     Paul, Weiss, Rifkind,
                       1285 Avenue of the Americas    Wharton & Garrison
                       New York, New York 10019
Jonathan R. Bell       Paul, Weiss, Rifkind, Wharton  Attorney-at-Law at
                       & Garrison                     Paul, Weiss, Rifkind,
                       1285 Avenue of the Americas    Wharton & Garrison
                       New York, New York 10019
Denison H. Hatch, Jr.  Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899
Johannes R. Krahmer    Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899
Walter C. Tuthill      Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899

             (c)(vii) MA 1997, Inc. is a Delaware corporation whose principal purpose is to serve as the general partner for MA 1997, L.P. The business address of MA 1997, Inc. is 1201 North Market Street, Wilmington, Delaware 19899-1347. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of MA 1997, Inc. are set forth in Item 2(c)(vi).

             (c)(viii) The B Trust is a Delaware trust formed for the benefit of Micky Arison and his heirs. The business address of the B Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the B Trust is JMD Delaware, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(v).

             (c)(ix) B Shares, L.P. is a Delaware limited partnership whose principal purpose is to hold and manage investments for the benefit of members of the Arison family. The business address of B Shares, L.P. is 1201 North Market Street, Wilmington, Delaware 19899-1347. The general partner of B Shares, L.P. is MA 1994 B Shares, Inc., a Delaware corporation which is wholly owned by the B Trust. The sole limited partner of B Shares, L.P. is the B Trust. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of B Shares, Inc. are as follows:

                                Residence or          Principal Occupation
         Name                 Business Address           or Employment
         ----                 ----------------           -------------
James M. Dubin         Paul, Weiss, Rifkind, Wharton  Attorney-at-Law at
                       & Garrison                     Paul, Weiss, Rifkind,
                       1285 Avenue of the Americas    Wharton & Garrison
                       New York, New York 10019
Jonathan R. Bell       Paul, Weiss, Rifkind, Wharton  Attorney-at-Law at
                       & Garrison                     Paul, Weiss, Rifkind,
                       1285 Avenue of the Americas    Wharton & Garrison
                       New York, New York 10019
Denison H. Hatch, Jr.  Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899
Johannes R. Krahmer    Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899
Walter C. Tuthill      Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899

             (c)(x) B Shares, Inc. is a Delaware corporation whose principal purpose is to serve as the general partner of B Shares, L.P. The business address of B Shares, Inc. is 1201 North Market Street, Wilmington, Delaware 19899-1347. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of B Shares, Inc. are set forth in Item 2(c)(ix).

             (c)(xi) Micky Arison is the Chairman of the Board, Chief Executive Officer and a Director of the Issuer. Mr. Arison's business address is 3655 N.W. 87th Avenue, Miami, Florida 33178-2428.

             (c)(xii) The Michael Arison Continued Trust is a Delaware trust established for the benefit of Michael Arison. The business address of the Michael Arison Continued Trust is 1201 North Market Street, Wilmington, Delaware 19899- 1347. The sole trustee of the Michael Arison Continued Trust is TAF Management, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of TAF Management are as follows:

                                Residence or          Principal Occupation
         Name                 Business Address           or Employment
         ----                 ----------------           -------------
Andrew H. Weinstein    Holland & Knight LLP           Attorney-at-Law at
                       701 Brickell Ave., 30th Floor  Holland & Knight
                       Miami, FL  33131               LLP
Johannes R. Krahmer    Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899
Thomas R. Pulsifer     Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899
Denison H. Hatch, Jr.  Morris, Nichols, Arsht &       Attorney-at-Law at
                       Tunnell                        MNA&T
                       1201 N. Market Street
                       Wilmington, DE  19899

             (c)(xiii) The Shari Arison Guernsey Trust is a Guernsey trust established for the benefit of Shari Arison. The business address of the Shari Arison Guernsey Trust is c/o Barings (Guernsey) Limited, P.O. Box 71, Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey, Channel Islands. The sole trustee of the Shari Arison Guernsey Trust is A.H.W. Limited. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of A.H.W. Limited are set forth in Item 2(c)(xx).

             (c)(xiv) The Shari Arison Continued Trust is a Delaware trust established for the benefit of Shari Arison. The business address of the Shari Arison Continued Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Shari Arison Continued Trust is TAF Management. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of TAF Management are set forth in Item 2(c)(xii).

             (c)(xv) The Shari Arison Trust No. 1 is a Jersey trust established for the benefit of Shari Arison. The address of the trust is c/o Cititrust (Jersey) Limited, P.O. Box 728, 38 Esplanade, St. Helier, Jersey, Channel Islands. The sole trustee of the trust is Cititrust (Jersey) Limited, which is a company organized under the laws of Jersey, Channel Islands, the principal business of which is the provision of trustee company services.

             (c)(xvi) Shari Arison is an investor. Ms. Arison's business address is Marcaz Golda Center, 23 Shaul Hamelech Blvd., Tel-Aviv 64367 Israel.

             (c)(xvii) The Marilyn Arison Delaware Trust is a Delaware trust established for the benefit of Marilyn B. Arison. The business address of the Marilyn Arison Delaware Trust is 1201 North Market Street, Wilmington, Delaware 19899- 1347. The sole trustee of the Marilyn Arison Delaware Trust is TAF Management. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of TAF Management are set forth in Item 2(c)(xii).

             (c)(xviii) MBA is a Delaware limited liability company whose principal purpose is to hold and manage the investments previously held directly by the Marilyn B. Arison Irrevocable Delaware Trust (the "Marilyn Arison Trust"). The business address of MBA is 1201 North Market Street, Wilmington, Delaware 19899-1347. The two members of MBA are the Marilyn Arison Trust and
MDT I, Inc., a Delaware corporation which is wholly owned by the Marilyn Arison Trust. The principal purpose of MDT I, Inc. is to serve as a member of certain limited liability companies established by the Marilyn Arison Trust.

             (c)(xix) Marilyn B. Arison is an investor. Ms. Arison's business address is Marcaz Golda Center, 23 Shaul Hamelech Blvd., Tel-Aviv 64367 Israel.

             (c)(xx) A.H.W. Limited is a Guernsey corporation the principal business of which is to carry on the business of an executor or trustee company generally. The address of A.H.W. Limited is c/o Baring Trustees (Guernsey) Limited, P.O. Box 71, Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey, Channel Islands. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of A.H.W. Limited are as follows:

                                Residence or          Principal Occupation
         Name                 Business Address           or Employment
         ----                 ----------------           -------------
Andrew H. Weinstein    Holland & Knight LLP           Attorney-at-Law at
                       701 Brickell Ave., 30th Floor  Holland & Knight
                       Miami, FL 33131                LLP
Nigel Peter de la Rue  P.O. Box 71                    Banker & Company
                       Arnold House                   Director
                       St. Julian's Avenue
                       St. Peter Port
                       Guernsey GY1 3DA
                       Channel Islands
James Colin Trott      P.O. Box 71                    Banker & Company
                       Arnold House                   Director
                       St. Julian's Avenue
                       St. Peter Port
                       Guernsey GY1 3DA
                       Channel Islands
Robert James Banfield  P.O. Box 71                    Banker & Company
                       Arnold House                   Director
                       St. Julian's Avenue
                       St. Peter Port
                       Guernsey GY1 3DA
                       Channel Islands

             (c)(xxi) TAF Management is a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of TAF Management are set forth in Item 2(c)(xii).

             (c)(xxii) Kentish Limited is an Isle of Man Corporation, the principal business of which is to serve as a protector of certain trusts. The address of the corporation is St. Jame's Chambers, Athol Street, Douglas, Isle of Man. The corporation is the protector of the Shari Arison Guernsey Trust and Shari Arison Trust No. 1 and has certain voting and dispositive rights with respect to the Common

Stock held by such trusts. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Kentish are as follows:

                                Residence or          Principal Occupation
         Name                 Business Address           or Employment
         ----                 ----------------           -------------
Alan Crowther          30 Cronk Drean                 Trust Administrator,
                       Douglas, Isle of Man           Barings (Isle of Man)
                                                      Limited
Philip Peter Scales    Manderley                      Managing Director
                       31 Selborne Drive              and Chartered
                       Douglas, Isle of Man           Secretary, Barings
                                                      (Isle of Man) Limited
Andrew H. Weinstein    Holland & Knight LLP           Attorney-at-Law at
                       701 Brickell Ave., 30th Floor  Holland & Knight
                       Miami, FL  33131               LLP

             (c)(xxiii) Andrew H. Weinstein is a partner at the law firm of Holland & Knight LLP. Mr. Weinstein's business address is Holland & Knight LLP, 701 Brickell Avenue, 30th Floor, Miami, Florida 33131.

             (c)(xxiv) Boaz Nahir is a partner at I. Gornitzky & Co. in Israel. His business address is I. Gornitzky & Co., 45 Rothschild Boulevard, Tel Aviv, 61291, Israel.

             (c)(xxv) JMD Delaware is a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. The business address of JMD Delaware is 1201 North Market Street, Wilmington, Delaware 19899-1347. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(v).

             (c)(xxvi) James M. Dubin is a partner at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Dubin is the sole stockholder of JMD Delaware, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. Mr. Dubin's business address is Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064.

             (d) During the last five years, none of the Reporting Persons nor any of their respective general partners, executive officers, directors or controlling persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, none of the Reporting Persons nor any of their respective general partners, executive officers, directors or controlling persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or being subject to a judgment, decree or final order enjoining such person from future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws by any such person.

             (f) The natural persons who are Reporting Persons or officers, directors or controlling persons of the Reporting Persons have the following citizenship:

             Madeleine Arison, Marilyn Arison, Micky Arison, Jonathan R. Bell, James M. Dubin, Henry Eckstein, Denison H. Hatch, Jr., Johannes R. Krahmer, Thomas R. Pulsifer, Walter C. Tuthill, Arnaldo Perez and Andrew H. Weinstein: United States;

             Boaz Nahir:  Israel;

             Shari Arison: Israel and United States; and

             R.J. Banfield, Alan Crowther, Nigel Peter de la Rue, Philip Peter Scales and James Colin Trott: British.

3..   Source and Amount of Funds or Other Consideration

             N/A

4..   Purpose of Transaction.

             The joint statement on Schedule 13D, dated December 18, 1987, as amended and restated on October 19, 1993 and June 4, 1996, as further amended by Amendment No. 1, dated December 6, 1996, as further amended by Amendment No. 2, dated February 3, 1997, as further amended by Amendment No. 3, dated August 5, 1997, and as further amended by Amendment No. 4, dated March 2, 1998, was originally filed to report beneficial ownership of the outstanding Common Stock of the Issuer.

             Since the date of the last report, the Reporting Persons have disposed of 2,000,000 shares of Common Stock and acquired 884,000 shares of Common Stock. These changes were accomplished by: (a) the gift by MA 1997, L.P. of 2,000,000 shares of Common Stock to the Arison Foundation, Inc. on December 21, 1998, which the Arison Foundation, Inc. immediately sold; (b) the vesting on May 30, 1998 of 400,000 options, on May 30, 1999 of 400,000 options and on January 12, 1999 of 24,000 options granted to Micky Arison exercisable as to a total of 824,000 shares of Common Stock at a purchase price for 800,000 shares of $11.25 per share and a purchase price for 24,000 shares of $26.41 per share; and (c) the acquisition of 60,000 shares of Common Stock by Micky Arison on January 11, 1999, and the subsequent transfer of such shares to MA 1997, L.P. on February 10, 1999.

             In addition, upon the death of Ted Arison two temporary administrators were appointed over the shares beneficially owned by the Estate of Ted Arison.

             None of the Reporting Persons have any current plans to change the management or operations of the Issuer.

Item 5. Interest in Securities of the Issuer.

             The Estate of Ted Arison beneficially owns 111,386,032 shares of Common Stock (approximately 18.1% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999). Ted Arison passed away on October 1, 1999. It is expected that Ted Arison's will shall be admitted for probate in both Israel in The Court for Family Matters and the Isle of Man in The High Court of Justice within the next several months; thereafter, the shares held by the Estate of Ted Arison will be transferred pursuant to his will. Andrew Weinstein and Boaz Nahir have been appointed temporary administrators of the Estate of Ted Arison until his will is probated. As temporary administrators, Messrs. Weinstein and Nahir have voting power over the shares held by the estate. Pursuant to Ted Arison's will and as stated in an Israeli court order, Micky Arison may advise Messrs. Weinstein and Nahir as to voting the shares of Common Stock held by the estate, but Messrs. Weinstein and Nahir ultimately have sole voting power over such shares.

             TAMMS L.P. may be deemed to own beneficially 3,653,168 shares of Common Stock (approximately 0.6% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999). TAMMS L.P. has sole voting power and sole dispositive power over the 3,653,168 shares of Common Stock held by TAMMS L.P.

             TAMMS Corp. is the Managing General Partner of TAMMS L.P. and as such is entitled, pursuant to the Limited Partnership Agreement, to exercise all voting rights with respect to the Common Stock held by TAMMS L.P. Marilyn B. Arison is the sole shareholder of TAMMS Corp. TAMMS Corp. may be deemed to own beneficially all the 3,653,168 shares of Common Stock (approximately 0.6% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999) beneficially owned by TAMMS L.P. TAMMS Corp. has sole voting power over the 3,653,168 shares of Common Stock directly held by TAMMS L.P. Pursuant to the Limited Partnership Agreement, the Managing General Partner of

TAMMS L.P. can dispose of up to 10% in value of the property of TAMMS L.P. To dispose of a greater amount of the property, consent of a majority interest of the partners in TAMMS L.P. is needed. Thus, TAMMS Corp. has sole dispositive power over 365,316 shares of Common Stock held by TAMMS L.P. and shares dispositive power over the remaining 3,287,852 shares of Common Stock held by TAMMS L.P.

             The Micky Arison Continued Trust beneficially owns an aggregate of 1,959,010 shares of Common Stock (approximately 0.3% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14,
1999), all of which it holds directly. The Micky Arison Continued Trust has sole voting power and dispositive power with respect to 1,959,010 of the shares of Common Stock held by it.

             The Micky Arison 1997 Trust beneficially owns 4,622,708 shares of Common Stock (approximately 0.8% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being the sole stockholder of MA 1997, Inc. The Micky Arison 1997 Trust has shared voting power and sole dispositive power with respect to all such shares of Common Stock.

             MA 1997, L.P. beneficially owns an aggregate of 4,622,708 shares of Common Stock (approximately 0.8% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), all of which it holds directly. MA 1997, L.P. has shared voting and sole dispositive power with respect to all such shares of Common Stock that it holds directly.

             MA 1997, Inc. beneficially owns an aggregate of 4,622,708 shares of Common Stock (approximately 0.8% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being the general partner of MA 1997, L.P. MA 1997, Inc. has shared voting and sole dispositive power with respect to all such shares of Common Stock.

             The B Trust beneficially owns 108,114,284 shares of Common Stock (approximately 17.6% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being the sole stockholder of B Shares, Inc. The B Trust has sole voting power and dispositive power with respect to all such shares of Common Stock held by B Shares, L.P.

             B Shares, L.P. beneficially owns an aggregate of 108,114,284 shares of Common Stock (approximately 17.6% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such shares of Common Stock.

             B Shares, Inc. beneficially owns an aggregate of 108,114,284 shares of Common Stock (approximately 17.6% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such shares of Common Stock.

             Micky Arison beneficially owns an aggregate of 114,760,992 shares of Common Stock (approximately 18.7% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), 2,024,000 shares of which are underlying vested options which he holds directly, 4,622,708 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Micky Arison 1997 Trust and 108,114,284 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the B Trust. Micky Arison shares voting power and has sole dispositive power with respect to the 4,622,708 shares of Common Stock indirectly held by the Micky Arison 1997 Trust and has sole voting and dispositive power with respect to the 108,114,284 shares of Common Stock indirectly held by the B Trust.

             Because of his status as President and Treasurer of TAMMS Corp., Micky Arison may be deemed to share voting power with respect to the 3,653,168 shares of Common Stock beneficially owned by TAMMS L.P. Micky Arison disclaims beneficial ownership of the 3,653,168 shares of Common Stock owned by TAMMS L.P. which are beneficially owned by the partners of TAMMS L.P. Accordingly, Micky Arison has not reported beneficial ownership of any of the shares of Common Stock held by TAMMS L.P.

             The Michael Arison Continued Trust beneficially owns an aggregate of 4,759,010 shares of Common Stock (approximately 0.8% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14,
1999), 4,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Michael Arison Continued Trust has sole voting and dispositive power with respect to the 4,000,000 shares of Common Stock held by it and shares dispositive power over the 759,010 shares of Common Stock held by TAMMS L.P.

             The Shari Arison Guernsey Trust beneficially owns an aggregate of 7,102,708 shares of Common Stock (approximately 1.2% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), 6,000,000 of which it owns directly and 1,102,708 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Guernsey Trust has shared dispositive power over all 7,102,708 shares of Common Stock.

             The Shari Arison Continued Trust beneficially owns an aggregate of 4,759,010 shares of Common Stock (approximately 0.8% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14,
1999), 4,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Continued Trust has sole voting and dispositive power with respect to the 4,000,000 shares of Common Stock held by it and shares dispositive power over the 759,010 shares of Common Stock held by TAMMS L.P.

             The Shari Arison Trust No. 1 beneficially owns the 30,085,716 shares of Common Stock for which it exercises shared dispositive power (approximately 4.9% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999). Kentish is the protector of the Shari Arison Trust No. 1 and pursuant to the terms of the trust instrument for such trust has certain voting and dispositive powers in respect of the 30,085,716 shares of Common Stock held by it. Accordingly, Kentish may be deemed to beneficially own such shares for which it exercises sole voting and shared dispositive power. Kentish disclaims beneficial ownership of such shares.

             Shari Arison beneficially owns 6,000,000 shares of Common Stock (approximately 1.0% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999) directly held by the Shari Arison Irrevocable Guernsey Trust. Shari Arison has sole voting power with respect to 6,000,000 shares directly held by the Shari Arison Irrevocable Guernsey Trust and shared dispositive power with respect to such shares.

             The Marilyn Arison Delaware Trust beneficially owns an aggregate of 3,400,000 shares of Common Stock (approximately 0.6% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14,
1999), 2,400,000 of which it holds beneficially by virtue of its interest in MBA and 1,000,000 of which it holds beneficially by virtue of the limited partnership interest of MBA in TAMMS, L.P. The Marilyn B. Arison Delaware Trust has sole voting and dispositive power with respect to the 2,400,000 shares of Common Stock held by MBA and exercises shared dispositive power over the 1,000,000 shares of Common Stock held by TAMMS L.P.

             MBA beneficially owns an aggregate of 3,400,000 shares of Common Stock (approximately 0.6% of the total number of shares reported in the Issuer's

Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), 2,400,000 shares of which it holds directly and 1,000,000 shares of which it owns beneficially by virtue of its interest in TAMMS L.P. MBA has sole voting and dispositive power over the 2,400,000 shares it holds directly and exercises shared dispositive power over the 1,000,000 shares of Common Stock held by TAMMS L.P.

             Marilyn B. Arison beneficially owns an aggregate of 1,032,440 shares of Common Stock (approximately 0.2% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999). Because of her controlling interest in TAMMS L.P. (through TAMMS Corp.), Marilyn B. Arison may be deemed to share dispositive and voting power over, and to beneficially own, the 3,653,168 of such shares of Common Stock (approximately 0.6% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999) beneficially owned by TAMMS L.P.; however, Marilyn B. Arison disclaims beneficial ownership of 2,620,728 of such shares which are beneficially owned by certain other partners of TAMMS L.P. Accordingly, Marilyn B. Arison has only reported beneficial ownership of 1,032,440 shares of Common Stock held by TAMMS L.P.

             A.H.W. Limited beneficially owns an aggregate of 7,102,708 shares of Common Stock (approximately 1.2% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being the trustee of the Shari Arison Irrevocable Guernsey Trust. A.H.W. Limited has shared dispositive power over 6,000,000 shares of Common Stock directly held by the Shari Arison Irrevocable Guernsey Trust and also over 1,102,708 shares of Common Stock held by TAMMS L.P. A.H.W. Limited disclaims beneficial ownership of all such TAMMS L.P.
shares.

             TAF Management beneficially owns an aggregate of 14,877,028 shares of Common Stock (approximately 2.4% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being the trustee of the Michael Arison Continued Trust, the Shari Arison Continued Trust, the Micky Arison Continued Trust and the Marilyn Arison Delaware Trust. TAF Management may be deemed to share voting and dispositive power with respect to all such shares of Common Stock. TAF Management disclaims beneficial ownership of all such shares of Common Stock.

             Andrew H. Weinstein beneficially owns an aggregate of 163,451,484 shares of Common Stock (approximately 26.6% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being one of two temporary administrators of the Estate of Ted Arison and the sole shareholder of (i) TAF Management, the trustee of the Michael Arison Continued Trust, the Shari Arison Continued Trust, the Micky Arison Continued Trust and the Marilyn Arison Delaware Trust, (ii) A.H.W. Limited, the trustee of the Shari Arison Guernsey Trust, and (iii) Kentish Limited, the protector of the Shari Arison Trust No. 1. As such, Mr. Weinstein may be deemed to share voting and dispositive power with respect to all of the shares of Common Stock held by the trusts listed in clause (i) above, to have shared dispositive power with respect to the shares of Common Stock held by the trust listed in clause (ii) above, and to have sole voting power and shared dispositive power with respect to the shares of Common Stock held by the trust listed in clause (iii) above, and to have shared voting power over the shares of Common Stock for which he is temporary administrator. Mr. Weinstein disclaims beneficial ownership of all such shares of Common Stock.

             Boaz Nahir beneficially owns an aggregate of 111,386,032 shares of Common Stock (approximately 18.1% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being one of two temporary administrators of the Estate of Ted Arison. Mr. Nahir disclaims beneficial ownership of all such shares of Common Stock.

             JMD Delaware beneficially owns an aggregate of 4,622,708 shares of Common Stock (approximately 0.8% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being the trustee of the 1997 MA Trust. JMD Delaware may be deemed to have shared voting and sole dispositive power with respect to the 4,562,708 shares of Common Stock indirectly held by the Micky Arison 1997 Trust. JMD Delaware disclaims beneficial ownership of all such shares of Common Stock.

              James M. Dubin beneficially owns an aggregate of 4,622,708 shares of Common Stock (approximately 0.8% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being the sole shareholder of JMD Delaware, the trustee of the Micky Arison 1997 Trust. Mr. Dubin may be deemed to have shared voting and sole dispositive power with respect to the 4,562,708 shares of Common Stock indirectly held by the Micky Arison 1997 Trust. Mr. Dubin disclaims beneficial ownership of all such shares of Common Stock.

             The Reporting Persons, as a group, beneficially own an aggregate of 274,807,750 shares of Common Stock (approximately 44.78% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999). The Reporting Persons, as a group, have sole voting and dispositive power over such shares of Common Stock.

             Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of these shares of Common Stock.

             Except for the foregoing, the Reporting Persons have effected no transactions in shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

             The Limited Partnership Agreement, among TAMMS Corp. as Managing General Partner and each of the Shari Arison Continued Trust, the Michael Arison Continued Trust, Micky Arison, The Shari Arison Guernsey Trust and MBA as limited partners was formed for the purposes described in Item 2 above. Pursuant to the Limited Partnership Agreement, the Managing General Partner is specifically authorized to, among other things, (i) exercise the voting rights associated with the Common Stock owned by TAMMS L.P., and (ii) sell, exchange or convey the shares of Common Stock owned by TAMMS L.P., provided that the Managing General Partner may not sell, lease, transfer, assign, pledge or encumber 10% or more in value of the property of TAMMS L.P. (including Common Stock) without the consent of partners holding in the aggregate a majority interest in TAMMS L.P. (except in the case of withdrawal of a partner or dissolution of TAMMS L.P.). This description of the Limited Partnership Agreement is qualified in its entirety by reference to the Limited Partnership Agreement which was previously filed and is incorporated herein by reference.

             On May 30, 1995, Micky Arison was granted options by the Issuer to acquire 2,000,000 shares of Common Stock at an exercise price of $11.25 per share (the "Stock Options"). The Stock Options vest and become exercisable at the rate of 400,000 shares on the date of the grant and on each of the first through fourth anniversary dates of the grant.

             On January 1, 1998, Micky Arison entered into an Executive Long-Term Compensation Agreement with the Issuer pursuant to which, among other things, Micky Arison shall receive on an annual basis 60,000 restricted shares of the Issuer, contingent upon satisfactory performance. These shares vest on the fifth anniversary of the date of the annual grant.

             B Shares, L.P. entered into a guaranty and pledge agreement, as amended, with Citibank, N.A., dated as of May 20, 1998, pursuant to which B Shares, L.P. initially pledged 7,137,710 shares of Common Stock. As of August 31, 1999, 4,464,618 shares of Common Stock remain pledged. This pledge secured the B Shares, L.P. obligation under a guarantee of approximately $83,400,000.

             The Continued Trust for Michael Arison pledged 300,000 shares of Common Stock pursuant to a collateral agreement, dated as of April 12, 1999, relating to a $5,000,000 loan by The Chase Manhattan Bank.

             Ted Arison entered into a security agreement with The Chase Manhattan Bank, dated as of June 15, 1999, pursuant to which Ted Arison pledged to the bank 3,050,000 shares of Common Stock as security for a promissory note for $60,000,000. As a result of Ted Arison's death, the Estate of Ted Arison is now liable for the obligations of Ted Arison under this security agreement.

             The Continued Trust for Michael Arison entered into a pledge agreement with Citibank, N.A., dated as of July 10, 1999, as amended on October 1, 1999. The Continued Trust for Michael Arison pledged to the bank 100,000 shares of Common Stock as security for a $2,000,000 loan.

             B Shares, L.P. entered into a pledge agreement with Citibank, N.A., dated as of October 22, 1999, pursuant to which B Shares, L.P. pledged that number of shares of Common Stock equal to two times the outstanding principal amount under a credit facility for up to $100,000,000. The initial pledge under this pledge agreement was 370,000 shares of Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit 1 TAMMS Investment Company, Limited Partnership, Amended and Restated Limited Partnership Agreement, dated as of January 31, 1992 ("Limited Partnership Agreement") (previously filed).

Exhibit 2 Amendment No. 1 to Limited Partnership Agreement dated July 7, 1993 (previously filed).

Exhibit 3 Nonqualified Stock Option Agreement, dated as of June 6, 1995, between Carnival Corporation and Micky Arison (previously filed).

Exhibit 4 Executive Long-Term Compensation Agreement, dated as of January 1, 1998, between Carnival Corporation and Micky Arison.

Exhibit 5 Guaranty and Pledge Agreement, dated as of May 20, 1998, between MA 1994 B Shares, L.P. and Citibank, N.A.

Exhibit 6 Amendment No. 1 to the Guaranty and Pledge Agreement, dated as of August 16, 1999, between MA 1994 B Shares, L.P. and Citibank, N.A.

Exhibit 7 Collateral Agreement, dated as of April 12, 1999, relating to a loan by The Chase Manhattan Bank.

Exhibit 8 Security Agreement, dated as of June 15, 1999, between Ted Arison and The Chase Manhattan Bank.

Exhibit 9 Pledge Agreement, dated as of July 10, 1999, between The Continued Trust for Michael Arison and Citibank, N.A.

Exhibit 10 Amendment No. 1 to Pledge Agreement, dated as of October 1, 1999, between The Continued Trust of Michael Arison and Citibank, N.A.

Exhibit 11 Pledge Agreement, dated as of October 22, 1999, between MA 1994 B Shares, L.P. and Citibank, N.A.

Exhibit 12 Joint Filing Agreement, dated as of November 19, 1999, among the Estate of Ted Arison, TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, the Micky Arison 1997 Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc., Micky Arison, the Michael Arison Continued Trust, the Shari Arison Irrevocable Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, the Marilyn Arison Delaware Trust, MBA I LLC, Marilyn B. Arison, A.H.W. Limited, Andrew H. Weinstein, Boaz Nahir, TAF Management, Kentish Limited, JMD Delaware and James M. Dubin.

                                   SIGNATURES

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 1999

ESTATE OF TED ARISON

By: /s/ Andrew H. Weinstein
---------------------------
Andrew H. Weinstein,
Temporary Administrator

By: /s/ Boaz Nahir
------------------
Boaz Nahir,
Temporary Administrator

TAMMS INVESTMENT COMPANY,
LIMITED PARTNERSHIP

By:  TAMMS MANAGEMENT
       CORPORATION, MANAGING
       GENERAL PARTNER

By: /s/ Micky Arison
--------------------
Micky Arison, President


TAMMS MANAGEMENT
CORPORATION

By: /s/ Micky Arison
--------------------
Micky Arison, President


CONTINUED TRUST FOR MICKY
ARISON, TAF MANAGEMENT
COMPANY, TRUSTEE

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer
of Corporate Trustee


MICKY ARISON 1997 HOLDINGS
TRUST, JMD DELAWARE, INC.,
TRUSTEE

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary of Corporate Trustee

MA 1997 HOLDINGS, L.P., MA 1997
HOLDINGS, INC., GENERAL
PARTNER

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr., Secretary

MA 1997 HOLDINGS, INC.

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr., Secretary

MICKY ARISON 1994 "B" TRUST,
JMD DELAWARE, INC., TRUSTEE

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary of Corporate Trustee

MA 1994 B SHARES, L.P., MA 1994 B
SHARES, INC., GENERAL PARTNER

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary

MA 1994 B SHARES, INC.

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary

/s/ Micky Arison
----------------
Micky Arison


CONTINUED TRUST FOR MICHAEL
ARISON, TAF MANAGEMENT
COMPANY, TRUSTEE

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer
of Corporate Trustee


SHARI ARISON IRREVOCABLE
GUERNSEY TRUST, A.H.W.
LIMITED, TRUSTEE

By: /s/ R.J. Banfield
---------------------
R.J. Banfield, Director


CONTINUED TRUST FOR SHARI
ARISON DORSMAN, TAF
MANAGEMENT COMPANY,
TRUSTEE

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer
of Corporate Trustee


TED ARISON 1994 IRREVOCABLE
TRUST FOR SHARI NO. 1,
CITITRUST (JERSEY) LIMITED,
TRUSTEE

By: /s/ Debbie Sebire
---------------------
Debbie Sebire, Director

By: /s/ Michael Rossiter
------------------------
Michael Rossiter, Secretary


/s/ Shari Arison
----------------
Shari Arison


MARILYN B. ARISON IRREVOC
ABLE DELAWARE TRUST, TAF
MANAGEMENT COMPANY,
TRUSTEE

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer
of Corporate Trustee

MBA I LLC

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer
of Corporate Trustee

/s/ Marilyn B. Arison
---------------------
Marilyn B. Arison

A.H.W. LIMITED

By: /s/ R.J. Banfield
---------------------
R.J. Banfield, Director

TAF MANAGEMENT COMPANY

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary and Treasurer


KENTISH LIMITED

By: /s/ Philip Scales
---------------------
Philip Scales

/s/ Andrew H. Weinstein
-----------------------
Andrew H. Weinstein

/s/ Boaz Nahir
--------------
Boaz Nahir


JMD DELAWARE, INC.

By: /s/ Denison H. Hatch, Jr.
-----------------------------
Denison H. Hatch, Jr.
Secretary

/s/ James M. Dubin
------------------
James M. Dubin

                                INDEX TO EXHIBITS


 Exhibits

    1 TAMMS Investment Company, Limited Partnership, Amended and Restated Limited Partnership Agreement, dated as of January 31, 1992 ("Limited Partnership Agreement") (previously filed).

    2 Amendment No. 1 to Limited Partnership Agreement dated July 7, 1993 (previously filed).

    3 Nonqualified Stock Option Agreement, dated as of June 6, 1995, between Carnival Corporation and Micky Arison (previously filed).

    4 Executive Long-Term Compensation Agreement, dated as of January 1, 1998, between Carnival Corporation and Micky Arison.

    5 Guaranty and Pledge Agreement, dated as of May 20, 1998, between MA 1994 B Shares, L.P. and Citibank. N.A.

    6 Amendment No. 1 to the Guaranty and Pledge Agreement, dated as of August 16, 1999, between MA 1994 B Shares, L.P. and Citibank. N.A.

    7 Collateral Agreement, dated as of April 12, 1999, relating to a loan by The Chase Manhattan Bank.

    8 Security Agreement, dated as of June 15, 1999, between Ted Arison and The Chase Manhattan Bank.

    9 Pledge Agreement, dated as of July 10, 1999, between The Continued Trust for Michael Arison and Citibank, N.A.

    10 Amendment No. 1 to Pledge Agreement, dated as of October 1, 1999, between The Continued Trust of Michael Arison and Citibank, N.A.

Exhibits
    11 Pledge Agreement, dated as of October 22, 1999, between MA 1994 B Shares, L.P. and Citibank, N.A.

    12 Joint Filing Agreement, dated as of November 19, 1999, among the Estate of Ted Arison, TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, the Micky Arison 1997 Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc, Micky Arison, the Michael Arison Continued Trust, the Shari Arison Irrevocable Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, the Marilyn Arison Delaware Trust, MBA I LLC, Marilyn B. Arison, A.H.W. Limited, Andrew H. Weinstein, Boaz Nahir, TAF Management, Kentish Limited, JMD Delaware and James M. Dubin.